VOTING AGREEMENT

THIS AGREEMENT is made as of the 15 of July, 2013

BETWEEN:

Mario Biasini
 (the “Shareholder”)

- and -

ERIC L. KELLY
 (“Kelly”)

WHEREAS:

A.           On or about the date hereof, (i) Kelly will be appointed as a director and Chairman of Sphere 3D Corporation (the “Corporation”), (ii) the Corporation will enter into a board nomination right agreement whereby Kelly shall have the right (the “Director Representation Right”), so long as Kelly and his affiliates collectively own (or have a right to acquire) 1,850,000 or more of the outstanding common shares in the capital of the Corporation (“Common Shares”), to appoint a nominee (the “Kelly Nominee”) to the board of directors of the Corporation (the “Board”), and (iii) Kelly will be granted options to acquire up to 850,000 Common Shares pursuant to the Corporation’s Stock Option Plan, subject to receipt of all necessary regulatory and shareholder approvals (such shareholder approval being, the “Stock Option Grant Ratification”); and

B.          The Shareholder is a significant shareholder of the Corporation, and he/she/it (together with persons in respect of whom he/she/it exercises control or direction) is currently the registered owner of, and exercises control and direction over, 1,146,429 Common Shares (together with any Common Shares which may hereafter be purchased or acquired by the Shareholder and persons in respect of whom he exercises control or direction, the “Shares”).

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and upon and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.           Support Obligations

(a)           In the event that Kelly exercises the Director Representation Right, the Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the election to the Board of the Kelly Nominee at any meeting of shareholders of the Corporation at which directors are to be elected.

(b)           The Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the Stock Option Grant Ratification.

2.           Grant of Proxy

The Shareholder hereby agrees that he/she/it shall not, except in accordance with the terms of this agreement or with the prior written consent of Kelly, grant or agree to grant any proxy or other right to vote the Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the right to vote on the matters set forth in Section 1 hereof.

3.           No Restriction on Sale

It is acknowledged that no provision in this agreement shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this agreement will terminate and be of no further force or effect.

4.           Disclosure

The parties will consult each other before making any public disclosure of, or any announcement pertaining to, this agreement.

5.           Termination

This agreement will terminate and be of no further force or effect, and the Shareholder will be released from his/her/its obligations hereunder, on the date upon which Kelly ceases to be entitled to exercise the Director Representation Right.

6.           General

This agreement may not be assigned by the Shareholder without the prior written consent of Kelly. This agreement may not be assigned by Kelly without the prior written consent of the Shareholder.

This agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, as the case may be.

If any term of this agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms of this agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this agreement.

Time will be of the essence of this agreement.

This agreement may be executed in one or more counterparts (whether by facsimile signature or otherwise), each of which will constitute an original and all of which together will constitute one and the same agreement.

This agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, each of the parties hereto has caused this agreement to be executed as of the date first above written.

“Mario Biasini”
Name: Mario Biasini

“Eric L. Kelly”
ERIC L. KELLY

VOTING AGREEMENT

THIS AGREEMENT is made as of the 15 of July, 2013

BETWEEN:

Mario Biasini ITF Vanessa Biasini
(the “Shareholder”)

- and -

ERIC L. KELLY
(“Kelly”)

WHEREAS:

A.           On or about the date hereof, (i) Kelly will be appointed as a director and Chairman of Sphere 3D Corporation (the “Corporation”), (ii) the Corporation will enter into a board nomination right agreement whereby Kelly shall have the right (the “Director Representation Right”), so long as Kelly and his affiliates collectively own (or have a right to acquire) 1,850,000 or more of the outstanding common shares in the capital of the Corporation (“Common Shares”), to appoint a nominee (the “Kelly Nominee”) to the board of directors of the Corporation (the “Board”), and (iii) Kelly will be granted options to acquire up to 850,000 Common Shares pursuant to the Corporation’s Stock Option Plan, subject to receipt of all necessary regulatory and shareholder approvals (such shareholder approval being, the “Stock Option Grant Ratification”); and

B.           The Shareholder is a significant shareholder of the Corporation, and he/she/it (together with persons in respect of whom he/she/it exercises control or direction) is currently the registered owner of, and exercises control and direction over, 300,000 Common Shares (together with any Common Shares which may hereafter be purchased or acquired by the Shareholder and persons in respect of whom he exercises control or direction, the “Shares”).

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and upon and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.           Support Obligations

(a)           In the event that Kelly exercises the Director Representation Right, the Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the election to the Board of the Kelly Nominee at any meeting of shareholders of the Corporation at which directors are to be elected.

(b)           The Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the Stock Option Grant Ratification.

2.           Grant of Proxy

The Shareholder hereby agrees that he/she/it shall not, except in accordance with the terms of this agreement or with the prior written consent of Kelly, grant or agree to grant any proxy or other right to vote the Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the right to vote on the matters set forth in Section 1 hereof.

3.           No Restriction on Sale

It is acknowledged that no provision in this agreement shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this agreement will terminate and be of no further force or effect.

4.           Disclosure

The parties will consult each other before making any public disclosure of, or any announcement pertaining to, this agreement.

5.           Termination

This agreement will terminate and be of no further force or effect, and the Shareholder will be released from his/her/its obligations hereunder, on the date upon which Kelly ceases to be entitled to exercise the Director Representation Right.

6.           General

This agreement may not be assigned by the Shareholder without the prior written consent of Kelly. This agreement may not be assigned by Kelly without the prior written consent of the Shareholder.

This agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, as the case may be.

If any term of this agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms of this agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this agreement.

Time will be of the essence of this agreement.

This agreement may be executed in one or more counterparts (whether by facsimile signature or otherwise), each of which will constitute an original and all of which together will constitute one and the same agreement.

This agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, each of the parties hereto has caused this agreement to be executed as of the date first above written.

“Mario Biasini”
Name: Mario Biasini

“Eric L. Kelly”
ERIC L. KELLY

VOTING AGREEMENT

THIS AGREEMENT is made as of the 15 of July, 2013

 BETWEEN:

Sandra Biasini
 (the “Shareholder”)

- and -

ERIC L. KELLY
(“Kelly”)

WHEREAS:

A.           On or about the date hereof, (i) Kelly will be appointed as a director and Chairman of Sphere 3D Corporation (the “Corporation”), (ii) the Corporation will enter into a board nomination right agreement whereby Kelly shall have the right (the “Director Representation Right”), so long as Kelly and his affiliates collectively own (or have a right to acquire) 1,850,000 or more of the outstanding common shares in the capital of the Corporation (“Common Shares”), to appoint a nominee (the “Kelly Nominee”) to the board of directors of the Corporation (the “Board”), and (iii) Kelly will be granted options to acquire up to 850,000 Common Shares pursuant to the Corporation’s Stock Option Plan, subject to receipt of all necessary regulatory and shareholder approvals (such shareholder approval being, the “Stock Option Grant Ratification”); and

B.           The Shareholder is a significant shareholder of the Corporation, and he/she/it (together with persons in respect of whom he/she/it exercises control or direction) is currently the registered owner of, and exercises control and direction over, 300,000 Common Shares (together with any Common Shares which may hereafter be purchased or acquired by the Shareholder and persons in respect of whom he exercises control or direction, the “Shares”).

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and upon and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.           Support Obligations

(a)           In the event that Kelly exercises the Director Representation Right, the Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the election to the Board of the Kelly Nominee at any meeting of shareholders of the Corporation at which directors are to be elected.

(b)           The Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the Stock Option Grant Ratification.

2.           Grant of Proxy

The Shareholder hereby agrees that he/she/it shall not, except in accordance with the terms of this agreement or with the prior written consent of Kelly, grant or agree to grant any proxy or other right to vote the Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the right to vote on the matters set forth in Section 1 hereof.

3.           No Restriction on Sale

It is acknowledged that no provision in this agreement shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this agreement will terminate and be of no further force or effect.

4.           Disclosure

The parties will consult each other before making any public disclosure of, or any announcement pertaining to, this agreement.

5.           Termination

This agreement will terminate and be of no further force or effect, and the Shareholder will be released from his/her/its obligations hereunder, on the date upon which Kelly ceases to be entitled to exercise the Director Representation Right.

6.           General

This agreement may not be assigned by the Shareholder without the prior written consent of Kelly. This agreement may not be assigned by Kelly without the prior written consent of the Shareholder.

This agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, as the case may be.

If any term of this agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms of this agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this agreement.

Time will be of the essence of this agreement.

This agreement may be executed in one or more counterparts (whether by facsimile signature or otherwise), each of which will constitute an original and all of which together will constitute one and the same agreement.

This agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, each of the parties hereto has caused this agreement to be executed as of the date first above written.

“Sandra Biasini”
Name: Sandra Biasini

“Eric L. Kelly”
ERIC L. KELLY

VOTING AGREEMENT

THIS AGREEMENT is made as of the 15 of July, 2013

BETWEEN:

Promotion Depot
 (the “Shareholder”)

- and -

ERIC L. KELLY
(“Kelly”)

WHEREAS:

A.           On or about the date hereof, (i) Kelly will be appointed as a director and Chairman of Sphere 3D Corporation (the “Corporation”), (ii) the Corporation will enter into a board nomination right agreement whereby Kelly shall have the right (the “Director Representation Right”), so long as Kelly and his affiliates collectively own (or have a right to acquire) 1,850,000 or more of the outstanding common shares in the capital of the Corporation (“Common Shares”), to appoint a nominee (the “Kelly Nominee”) to the board of directors of the Corporation (the “Board”), and (iii) Kelly will be granted options to acquire up to 850,000 Common Shares pursuant to the Corporation’s Stock Option Plan, subject to receipt of all necessary regulatory and shareholder approvals (such shareholder approval being, the “Stock Option Grant Ratification”); and

B.           The Shareholder is a significant shareholder of the Corporation, and he/she/it (together with persons in respect of whom he/she/it exercises control or direction) is currently the registered owner of, and exercises control and direction over, 1,000,000 Common Shares (together with any Common Shares which may hereafter be purchased or acquired by the Shareholder and persons in respect of whom he exercises control or direction, the “Shares”).

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and upon and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.           Support Obligations

(a)           In the event that Kelly exercises the Director Representation Right, the Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the election to the Board of the Kelly Nominee at any meeting of shareholders of the Corporation at which directors are to be elected.

(b)           The Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the Stock Option Grant Ratification.

2.           Grant of Proxy

The Shareholder hereby agrees that he/she/it shall not, except in accordance with the terms of this agreement or with the prior written consent of Kelly, grant or agree to grant any proxy or other right to vote the Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the right to vote on the matters set forth in Section 1 hereof.

3.           No Restriction on Sale

It is acknowledged that no provision in this agreement shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this agreement will terminate and be of no further force or effect.

4.           Disclosure

The parties will consult each other before making any public disclosure of, or any announcement pertaining to, this agreement.

5.           Termination

This agreement will terminate and be of no further force or effect, and the Shareholder will be released from his/her/its obligations hereunder, on the date upon which Kelly ceases to be entitled to exercise the Director Representation Right.

6.           General

This agreement may not be assigned by the Shareholder without the prior written consent of Kelly. This agreement may not be assigned by Kelly without the prior written consent of the Shareholder.

This agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, as the case may be.

If any term of this agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms of this agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this agreement.

Time will be of the essence of this agreement.

This agreement may be executed in one or more counterparts (whether by facsimile signature or otherwise), each of which will constitute an original and all of which together will constitute one and the same agreement.

This agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, each of the parties hereto has caused this agreement to be executed as of the date first above written.

“Mario Biasini”
Name: Promotion Depot

“Eric L. Kelly”
ERIC L. KELLY

VOTING AGREEMENT

THIS AGREEMENT is made as of the 15 of July, 2013 BETWEEN:

Giovanni (John) Morelli
(the “Shareholder”)

- and -

ERIC L. KELLY
(“Kelly”)

WHEREAS:

A.           On or about the date hereof, (i) Kelly will be appointed as a director and Chairman of Sphere 3D Corporation (the “Corporation”), (ii) the Corporation will enter into a board nomination right agreement whereby Kelly shall have the right (the “Director Representation Right”), so long as Kelly and his affiliates collectively own (or have a right to acquire) 1,850,000 or more of the outstanding common shares in the capital of the Corporation (“Common Shares”), to appoint a nominee (the “Kelly Nominee”) to the board of directors of the Corporation (the “Board”), and (iii) Kelly will be granted options to acquire up to 850,000 Common Shares pursuant to the Corporation’s Stock Option Plan, subject to receipt of all necessary regulatory and shareholder approvals (such shareholder approval being, the “Stock Option Grant Ratification”); and

B.           The Shareholder is a significant shareholder of the Corporation, and he/she/it (together with persons in respect of whom he/she/it exercises control or direction) is currently the registered owner of, and exercises control and direction over, 1,528,571 Common Shares (together with any Common Shares which may hereafter be purchased or acquired by the Shareholder and persons in respect of whom he exercises control or direction, the “Shares”).

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and upon and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.           Support Obligations

(a)           In the event that Kelly exercises the Director Representation Right, the Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the election to the Board of the Kelly Nominee at any meeting of shareholders of the Corporation at which directors are to be elected.

(b)           The Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the Stock Option Grant Ratification.

2.           Grant of Proxy

The Shareholder hereby agrees that he/she/it shall not, except in accordance with the terms of this agreement or with the prior written consent of Kelly, grant or agree to grant any proxy or other right to vote the Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the right to vote on the matters set forth in Section 1 hereof.

3.           No Restriction on Sale

It is acknowledged that no provision in this agreement shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this agreement will terminate and be of no further force or effect.

4.           Disclosure

The parties will consult each other before making any public disclosure of, or any announcement pertaining to, this agreement.

5.           Termination

This agreement will terminate and be of no further force or effect, and the Shareholder will be released from his/her/its obligations hereunder, on the date upon which Kelly ceases to be entitled to exercise the Director Representation Right.

6.           General

This agreement may not be assigned by the Shareholder without the prior written consent of Kelly. This agreement may not be assigned by Kelly without the prior written consent of the Shareholder.

This agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, as the case may be.

If any term of this agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms of this agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this agreement.

Time will be of the essence of this agreement.

This agreement may be executed in one or more counterparts (whether by facsimile signature or otherwise), each of which will constitute an original and all of which together will constitute one and the same agreement.

This agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, each of the parties hereto has caused this agreement to be executed as of the date first above written.

“Giovanni Morelli”
Name: Givoanni Morelli

“Eric L. Kelly”
ERIC L. KELLY

VOTING AGREEMENT

THIS AGREEMENT is made as of the 15 of July, 2013

 BETWEEN:

Peter Tassiopoulos
 (the “Shareholder”)

- and -

ERIC L. KELLY
 (“Kelly”)

WHEREAS:

A.           On or about the date hereof, (i) Kelly will be appointed as a director and Chairman of Sphere 3D Corporation (the “Corporation”), (ii) the Corporation will enter into a board nomination right agreement whereby Kelly shall have the right (the “Director Representation Right”), so long as Kelly and his affiliates collectively own (or have a right to acquire) 1,850,000 or more of the outstanding common shares in the capital of the Corporation (“Common Shares”), to appoint a nominee (the “Kelly Nominee”) to the board of directors of the Corporation (the “Board”), and (iii) Kelly will be granted options to acquire up to 850,000 Common Shares pursuant to the Corporation’s Stock Option Plan, subject to receipt of all necessary regulatory and shareholder approvals (such shareholder approval being, the “Stock Option Grant Ratification”); and

B.           The Shareholder is a significant shareholder of the Corporation, and he/she/it (together with persons in respect of whom he/she/it exercises control or direction) is currently the registered owner of, and exercises control and direction over, 100,000 Common Shares (together with any Common Shares which may hereafter be purchased or acquired by the Shareholder and persons in respect of whom he exercises control or direction, the “Shares”).

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and upon and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.           Support Obligations

(a)           In the event that Kelly exercises the Director Representation Right, the Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the election to the Board of the Kelly Nominee at any meeting of shareholders of the Corporation at which directors are to be elected.

(b)           The Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the Stock Option Grant Ratification.

2.           Grant of Proxy

The Shareholder hereby agrees that he/she/it shall not, except in accordance with the terms of this agreement or with the prior written consent of Kelly, grant or agree to grant any proxy or other right to vote the Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the right to vote on the matters set forth in Section 1 hereof.

3.           No Restriction on Sale

It is acknowledged that no provision in this agreement shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this agreement will terminate and be of no further force or effect.

4.           Disclosure

The parties will consult each other before making any public disclosure of, or any announcement pertaining to, this agreement.

5.           Termination

This agreement will terminate and be of no further force or effect, and the Shareholder will be released from his/her/its obligations hereunder, on the date upon which Kelly ceases to be entitled to exercise the Director Representation Right.

6.           General

This agreement may not be assigned by the Shareholder without the prior written consent of Kelly. This agreement may not be assigned by Kelly without the prior written consent of the Shareholder.

This agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, as the case may be.

If any term of this agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms of this agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this agreement.

Time will be of the essence of this agreement.

This agreement may be executed in one or more counterparts (whether by facsimile signature or otherwise), each of which will constitute an original and all of which together will constitute one and the same agreement.

This agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, each of the parties hereto has caused this agreement to be executed as of the date first above written.

“Peter Tassiopoulos”
Name: Peter Tassiopoulos

“Eric L. Kelly”
ERIC L. KELLY

VOTING AGREEMENT

THIS AGREEMENT is made as of the 15 of July, 2013

BETWEEN:

Pamela Shier
(the “Shareholder”)

- and -

ERIC L. KELLY
(“Kelly”)

WHEREAS:

A.           On or about the date hereof, (i) Kelly will be appointed as a director and Chairman of Sphere 3D Corporation (the “Corporation”), (ii) the Corporation will enter into a board nomination right agreement whereby Kelly shall have the right (the “Director Representation Right”), so long as Kelly and his affiliates collectively own (or have a right to acquire) 1,850,000 or more of the outstanding common shares in the capital of the Corporation (“Common Shares”), to appoint a nominee (the “Kelly Nominee”) to the board of directors of the Corporation (the “Board”), and (iii) Kelly will be granted options to acquire up to 850,000 Common Shares pursuant to the Corporation’s Stock Option Plan, subject to receipt of all necessary regulatory and shareholder approvals (such shareholder approval being, the “Stock Option Grant Ratification”); and

B.           The Shareholder is a significant shareholder of the Corporation, and he/she/it (together with persons in respect of whom he/she/it exercises control or direction) is currently the registered owner of, and exercises control and direction over, 400,000 Common Shares (together with any Common Shares which may hereafter be purchased or acquired by the Shareholder and persons in respect of whom he exercises control or direction, the “Shares”).

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and upon and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.           Support Obligations

(a)           In the event that Kelly exercises the Director Representation Right, the Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the election to the Board of the Kelly Nominee at any meeting of shareholders of the Corporation at which directors are to be elected.

(b)           The Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the Stock Option Grant Ratification.

2.           Grant of Proxy

The Shareholder hereby agrees that he/she/it shall not, except in accordance with the terms of this agreement or with the prior written consent of Kelly, grant or agree to grant any proxy or other right to vote the Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the right to vote on the matters set forth in Section 1 hereof.

3.           No Restriction on Sale

It is acknowledged that no provision in this agreement shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this agreement will terminate and be of no further force or effect.

4.           Disclosure

The parties will consult each other before making any public disclosure of, or any announcement pertaining to, this agreement.

5.          Termination

This agreement will terminate and be of no further force or effect, and the Shareholder will be released from his/her/its obligations hereunder, on the date upon which Kelly ceases to be entitled to exercise the Director Representation Right.

6.           General

This agreement may not be assigned by the Shareholder without the prior written consent of Kelly. This agreement may not be assigned by Kelly without the prior written consent of the Shareholder.

This agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, as the case may be.

If any term of this agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms of this agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this agreement.

Time will be of the essence of this agreement.

This agreement may be executed in one or more counterparts (whether by facsimile signature or otherwise), each of which will constitute an original and all of which together will constitute one and the same agreement.

This agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, each of the parties hereto has caused this agreement to be executed as of the date first above written.

“Pamela Shier”
Name: Pamela Shier

“Eric L. Kelly”
ERIC L. KELLY

VOTING AGREEMENT

THIS AGREEMENT is made as of the 15 of July, 2013

BETWEEN:

Gus Garisto
 (the “Shareholder”)

- and -

ERIC L. KELLY
 (“Kelly”)

WHEREAS:

A.           On or about the date hereof, (i) Kelly will be appointed as a director and Chairman of Sphere 3D Corporation (the “Corporation”), (ii) the Corporation will enter into a board nomination right agreement whereby Kelly shall have the right (the “Director Representation Right”), so long as Kelly and his affiliates collectively own (or have a right to acquire) 1,850,000 or more of the outstanding common shares in the capital of the Corporation (“Common Shares”), to appoint a nominee (the “Kelly Nominee”) to the board of directors of the Corporation (the “Board”), and (iii) Kelly will be granted options to acquire up to 850,000 Common Shares pursuant to the Corporation’s Stock Option Plan, subject to receipt of all necessary regulatory and shareholder approvals (such shareholder approval being, the “Stock Option Grant Ratification”); and

B.           The Shareholder is a significant shareholder of the Corporation, and he/she/it (together with persons in respect of whom he/she/it exercises control or direction) is currently the registered owner of, and exercises control and direction over, 840,000 Common Shares (together with any Common Shares which may hereafter be purchased or acquired by the Shareholder and persons in respect of whom he exercises control or direction, the “Shares”).

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and upon and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.           Support Obligations

(a)           In the event that Kelly exercises the Director Representation Right, the Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the election to the Board of the Kelly Nominee at any meeting of shareholders of the Corporation at which directors are to be elected.

(b)           The Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the Stock Option Grant Ratification.

2.           Grant of Proxy

The Shareholder hereby agrees that he/she/it shall not, except in accordance with the terms of this agreement or with the prior written consent of Kelly, grant or agree to grant any proxy or other right to vote the Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the right to vote on the matters set forth in Section 1 hereof.

3.           No Restriction on Sale

It is acknowledged that no provision in this agreement shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this agreement will terminate and be of no further force or effect.

4.           Disclosure

The parties will consult each other before making any public disclosure of, or any announcement pertaining to, this agreement.

5.           Termination

This agreement will terminate and be of no further force or effect, and the Shareholder will be released from his/her/its obligations hereunder, on the date upon which Kelly ceases to be entitled to exercise the Director Representation Right.

6.           General

This agreement may not be assigned by the Shareholder without the prior written consent of Kelly. This agreement may not be assigned by Kelly without the prior written consent of the Shareholder.

This agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, as the case may be.

If any term of this agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms of this agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this agreement.

Time will be of the essence of this agreement.

This agreement may be executed in one or more counterparts (whether by facsimile signature or otherwise), each of which will constitute an original and all of which together will constitute one and the same agreement.

This agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, each of the parties hereto has caused this agreement to be executed as of the date first above written.

“Gus Garisto”
Name: Gus Garisto

“Eric L. Kelly”
ERIC L. KELLY

VOTING AGREEMENT

THIS AGREEMENT is made as of the 15 of July, 2013

BETWEEN:

Elizabeth Gargiulo
 (the “Shareholder”)

- and -

ERIC L. KELLY
 (“Kelly”)

WHEREAS:

A.           On or about the date hereof, (i) Kelly will be appointed as a director and Chairman of Sphere 3D Corporation (the “Corporation”), (ii) the Corporation will enter into a board nomination right agreement whereby Kelly shall have the right (the “Director Representation Right”), so long as Kelly and his affiliates collectively own (or have a right to acquire) 1,850,000 or more of the outstanding common shares in the capital of the Corporation (“Common Shares”), to appoint a nominee (the “Kelly Nominee”) to the board of directors of the Corporation (the “Board”), and (iii) Kelly will be granted options to acquire up to 850,000 Common Shares pursuant to the Corporation’s Stock Option Plan, subject to receipt of all necessary regulatory and shareholder approvals (such shareholder approval being, the “Stock Option Grant Ratification”); and

B.           The Shareholder is a significant shareholder of the Corporation, and he/she/it (together with persons in respect of whom he/she/it exercises control or direction) is currently the registered owner of, and exercises control and direction over, 600,000 Common Shares (together with any Common Shares which may hereafter be purchased or acquired by the Shareholder and persons in respect of whom he exercises control or direction, the “Shares”).

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and upon and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.           Support Obligations

(a)           In the event that Kelly exercises the Director Representation Right, the Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the election to the Board of the Kelly Nominee at any meeting of shareholders of the Corporation at which directors are to be elected.

(b)           The Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the Stock Option Grant Ratification.

2.           Grant of Proxy

The Shareholder hereby agrees that he/she/it shall not, except in accordance with the terms of this agreement or with the prior written consent of Kelly, grant or agree to grant any proxy or other right to vote the Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the right to vote on the matters set forth in Section 1 hereof.

3.           No Restriction on Sale

It is acknowledged that no provision in this agreement shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this agreement will terminate and be of no further force or effect.

4.           Disclosure

The parties will consult each other before making any public disclosure of, or any announcement pertaining to, this agreement.

5.           Termination

This agreement will terminate and be of no further force or effect, and the Shareholder will be released from his/her/its obligations hereunder, on the date upon which Kelly ceases to be entitled to exercise the Director Representation Right.

6.           General

This agreement may not be assigned by the Shareholder without the prior written consent of Kelly. This agreement may not be assigned by Kelly without the prior written consent of the Shareholder.

This agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, as the case may be.

If any term of this agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms of this agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this agreement.

Time will be of the essence of this agreement.

This agreement may be executed in one or more counterparts (whether by facsimile signature or otherwise), each of which will constitute an original and all of which together will constitute one and the same agreement.

This agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, each of the parties hereto has caused this agreement to be executed as of the date first above written.

“Elizabeth Gargiulo”
Name: Elizabeth Gargiulo

 “Eric L. Kelly”
ERIC L. KELLY

VOTING AGREEMENT

THIS AGREEMENT is made as of the 15 of July, 2013

 BETWEEN:

Paul Di Lucia
(the “Shareholder”)

- and -

ERIC L. KELLY
 (“Kelly”)

WHEREAS:

A.           On or about the date hereof, (i) Kelly will be appointed as a director and Chairman of Sphere 3D Corporation (the “Corporation”), (ii) the Corporation will enter into a board nomination right agreement whereby Kelly shall have the right (the “Director Representation Right”), so long as Kelly and his affiliates collectively own (or have a right to acquire) 1,850,000 or more of the outstanding common shares in the capital of the Corporation (“Common Shares”), to appoint a nominee (the “Kelly Nominee”) to the board of directors of the Corporation (the “Board”), and (iii) Kelly will be granted options to acquire up to 850,000 Common Shares pursuant to the Corporation’s Stock Option Plan, subject to receipt of all necessary regulatory and shareholder approvals (such shareholder approval being, the “Stock Option Grant Ratification”); and

B.           The Shareholder is a significant shareholder of the Corporation, and he/she/it (together with persons in respect of whom he/she/it exercises control or direction) is currently the registered owner of, and exercises control and direction over, 600,000 Common Shares (together with any Common Shares which may hereafter be purchased or acquired by the Shareholder and persons in respect of whom he exercises control or direction, the “Shares”).

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and upon and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.           Support Obligations

(a)           In the event that Kelly exercises the Director Representation Right, the Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the election to the Board of the Kelly Nominee at any meeting of shareholders of the Corporation at which directors are to be elected.

(b)           The Shareholder hereby agrees to vote, and cause persons in respect of whom he/she/it exercises control or direction that hold Shares to vote, all of the Shares in favour of the Stock Option Grant Ratification.

2.           Grant of Proxy

The Shareholder hereby agrees that he/she/it shall not, except in accordance with the terms of this agreement or with the prior written consent of Kelly, grant or agree to grant any proxy or other right to vote the Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the right to vote on the matters set forth in Section 1 hereof.

3.           No Restriction on Sale

It is acknowledged that no provision in this agreement shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this agreement will terminate and be of no further force or effect.

4.          Disclosure

The parties will consult each other before making any public disclosure of, or any announcement pertaining to, this agreement.

5.           Termination

This agreement will terminate and be of no further force or effect, and the Shareholder will be released from his/her/its obligations hereunder, on the date upon which Kelly ceases to be entitled to exercise the Director Representation Right.

6.           General

This agreement may not be assigned by the Shareholder without the prior written consent of Kelly. This agreement may not be assigned by Kelly without the prior written consent of the Shareholder.

This agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, as the case may be.

If any term of this agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms of this agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this agreement.

Time will be of the essence of this agreement.

This agreement may be executed in one or more counterparts (whether by facsimile signature or otherwise), each of which will constitute an original and all of which together will constitute one and the same agreement.

This agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, each of the parties hereto has caused this agreement to be executed as of the date first above written.

“Paul Di Lucia”
Name: Paul Di Lucia

“Eric L. Kelly”
ERIC L. KELLY